 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of January 2025
Commission File Number 001-38332

QIAGEN N.V.
Hulsterweg 82
5912 PL Venlo
The Netherlands
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒            Form 40-F ☐

QIAGEN N.V.
Form 6-K

Other Information

On January 12, 2025, QIAGEN N.V (NYSE: QGEN; Frankfurt Prime Standard: QIA) issued a press release announcing plans to return approximately $300 million to shareholders through a synthetic share repurchase that combines a direct capital repayment with a reverse stock split. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date:	January 13, 2025

Exhibit Index

Exhibit No.	Exhibit

99.1	Press Release dated January 12, 2025

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